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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2005	2004	2003	2002	2001
	(in thousands)
Earnings:
Pretax income from continuing operations	$40,811	$35,990	$25,029	$33,574	$15,607
Equity (earnings) losses from equity investee	(1,757)	(1,328)	162	(1,347)	(1,569)
Fixed charges	28,150	19,811	17,746	11,834	10,189
Distributed income of equity investee	1,317	978	1,866	1,600	2,098
Capitalized interest	(1,114)	(353)	(59)	—	—

Total earnings	$67,407	$55,098	$44,744	$45,661	$26,325

Fixed charges:
Interest expense	$26,720	$19,209	$17,487	$11,634	$10,056
Estimated interest expense within operating lease expense	316	249	200	200	133
Capitalized interest	1,114	353	59	—	—

Total fixed charges	$28,150	$19,811	$17,746	$11,834	$10,189

Ratio of earnings to fixed charges	2.39	2.78	2.52	3.86	2.58

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES